PREMIUM NICKEL RESOURCES LTD. ANNOUNCES UPSIZE TO PREVIOUSLY-
ANNOUNCED NON-BROKERED EQUITY FINANCING

Aggregate $27.5 Million Non-Brokered Equity Financing After Upsize

/ Not for distribution to United States newswire services or for dissemination in the United States /

Toronto, Ontario - June 10, 2024 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) (the "Company") is pleased to announce that the Company is upsizing its previously-announced non-brokered private placement offering (the "Offering") of units of the Company (the "Units") at a price of $0.78 per Unit from approximately C$15 million to aggregate gross proceeds of up to approximately C$27.5 million, in response to very strong interest in the Offering, largely from the Company's existing shareholders.  The Company has received committed subscriptions for the entire C$27.5 million.

Other than the upsize of the Offering, all other details of the non-brokered equity financing remain as disclosed in the news release of the Company issued on June 5, 2024 and entitled "Premium Nickel Resources Ltd. Announces Fully-Committed $15 Million Private Placement of Units".

The initial tranche of the Offering for aggregate gross proceeds of approximately C$15 million is expected to close on or about June 14, 2024 and the final tranche of the Offering for the remaining Units is expected to close on or about June 21, 2024, subject to the receipt of all necessary approvals, including the approval of the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chairman and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. For the purposes of this news release, forward looking information includes, but is not limited to: the Company's ability to complete the Offering (if at all) on the terms announced; the Company's ability to obtain all necessary approvals in respect of the Offering; and the anticipated closing dates of the Offering. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, the demand by investors for Units; the condition of the capital markets generally; the timelines to obtain regulatory approval of the Offering; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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